Exhibit 99.1

Obsidian Energy Releases 2019 Reserves Results

CALGARY, Feb. 6, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to release its year-end 2019 independent reserves evaluation.

Stephen Loukas, Interim President and CEO commented, “We are pleased to announce our 2019 reserve results which demonstrates the strength of our dedicated Cardium development strategy, allowing for our reserve auditors to recognize the performance and improved cost efficiency of the program. In addition, the Company received initial recognition of the improvements of existing wells resulting from optimization techniques, thereby resulting in an increase in recoverable reserves.”

2019 Year-End Reserves Summary

The Company is pleased to present the results of its year-end 2019 independent reserves evaluation, prepared by Sproule Associates Limited (“Sproule”).

2019 marks the Company’s third year in a row achieving greater than 100 percent reserve replacement on total proved reserves (“1P”) and proved plus probable reserves (“2P”). This increase includes recognition of the performance of our Cardium drilling program contributing to the overall 1P and 2P replacement ratio of approximately 140 and 139 percent, respectively. The Company also continues to see benefits from its optimization and decline mitigation projects with an average projected three year proved developed producing (“PDP”) decline of approximately 17 percent. We are excited about the future development opportunities, particularly in our Cardium assets, which will allow us to create long term value for our shareholders.

Reserve Highlights:

•	Replaced 95 percent on a PDP basis, 140 percent on a 1P basis and 139 percent on a 2P basis of 2019 production, prior to asset divestitures.

•

Reserve replacement was driven by strong underlying asset base performance in addition to the 2019 drilling program in the Cardium Crimson Lake area in Willesden Green. 1P replacement in the Cardium is approximately 177 percent and 2P replacement is approximately 187 percent.

•	Obsidian Energy’s reserve life index (“RLI”) is approximately 8, 11 and 14 years on a PDP,1P and 2P basis, respectively.

•	Obsidian Energy has increased our PDP liquids weighting by two percent, to 69 percent total liquids.

•	Our total undeveloped reserve locations remain conservatively booked and highly achievable, with 180 total net locations booked, including 135 net locations in the Cardium.

•

2P costs for our operated development activity in 2019 were $16.94 per boe. 2P finding and development (“F&D”) costs excluding changes in future development capital, were $7.42 per boe, F&D costs including changes in future development capital were $4.29 per boe.

•

Despite $198 million of negative pricing impacts and an incremental $37 million in asset retirement obligations (“ARO”) to reflect the Canadian Oil and Gas Evaluation Handbook (“COGEH”) 2019 updates, before-tax net present value discounted at 10 percent (“NPV10”) for 2P decreased by only six percent to $1.6 billion at year-end 2019, based on Sproule’s commodity price forecast at December 31, 2019. Lower capital and operating costs helped to mitigate the pricing and ARO impacts.

2019 Year-End Reserves Tables

In 2019, we engaged Sproule, an independent, qualified engineering firm, to evaluate 100 percent of our PDP, 1P and 2P reserves. Sproule conducted an independent reserves evaluation of Obsidian Energy’s reserves effective December 31, 2019. This evaluation was prepared in accordance with definitions, standards, and procedures set out in COGEH and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The Sproule reserves evaluation was based on Sproule’s December 31, 2019 forecast prices and costs. Reserves included below are Company gross reserves which are the Company’s total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company. The numbers in the tables below may not add due to rounding.

Summary of Reserves

As at December 31, 2019
Reserve Estimates Category	Light & Medium Crude Oil (mmbbl)	Heavy Crude Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Proved
Developed producing	34	5	6	124	65
Developed non-producing	1	0	0	2	1
Undeveloped	17	1	2	47	28

Total Proved	51	6	8	173	94
Total Probable	16	3	3	63	32

Total Proved plus Probable	67	9	11	236	126

Reserves Reconciliation – Proved

	Light & Medium Crude Oil (mmbbl)	Heavy Crude Oil & Bitumen (mmbbl)	Natural Gas Liquids (mmbbl)	Conventional Natural Gas (bcf)	Barrel of Oil Equivalent (mmboe)
Reconciliation Category
Total Proved
December 31, 2018	47	7	8	176	92
Extensions	0	0	0	1	0
Infill Drilling	5	0	1	13	8
Improved Recovery	0	0	0	0	0
Technical Revisions	4	0	0	15	7
Discoveries	0	0	0	0	0
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	-7	-2
Economic Factors	0	0	0	-6	-2
Production	-4	-1	-1	-19	-10

December 31, 2019	51	6	8	173	94

Reserves Reconciliation – Proved Plus Probable

	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved Plus Probable
December 31, 2018	64	11	11	233	125
Extensions	0	0	0	1	1
Infill Drilling	6	0	1	21	11
Improved Recovery	0	0	0	0	0
Technical Revisions	1	0	1	16	4
Discoveries	0	0	0	0	0
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	-9	-2
Economic Factors	0	0	0	-7	-2
Production	-4	-1	-1	-19	-10

December 31, 2019	67	9	11	236	126

Summary of Before Tax Net Present Values

As at December 31, 2019
Net Present Value	Discount Rate
$ millions	Undiscounted	5 Percent	10 Percent	15 Percent	20 Percent
Proved
Developed producing	523	1,217	1,010	843	725
Developed non-producing	35	22	16	13	11
Undeveloped	675	365	210	124	72

Total Proved	1,232	1,605	1,236	979	808
Total Probable	1,209	589	366	259	197

Total Proved plus Probable	2,441	2,193	1,602	1,238	1,004

(1)

The December 31, 2019 reserve net present values include all Obsidian Energy existing well, facility, and pipeline asset retirement obligation estimates, which totals $61 million NPV10. The December 31, 2018 net present value incorporated only existing well abandonment and reclamation costs associated with reserve wells, totaling $24 million NPV10.

Future Development Capital

As at December 31, 2019
Future Development Capital
$ millions	Total Proved	Total Proved Plus Probable
2020	83	86
2021	88	106
2022	101	120
2023	123	137
2024	104	115
2025 and subsequent

Total, Undiscounted	499	564
Total, Discounted @ 10%	390	440

Summary of Pricing and Inflation Rate Assumptions

			Canadian Light		Natural Gas
	WTI		Sweet Crude		WTI-C		Exchange
As at December 31, 2019 (1)	Cushing, Oklahoma		40° API		Spot		Rate
Sproule Forecast	($US/bbl)		($Cdn/bbl)		($Cdn/MMbtu)		($US/$Cdn)
Year	2019	2018	2019	2018	2019	2018	2019	2018
Forecast
2020	61.00	67.00	73.84	77.89	2.04	2.44	0.76	0.80
2021	65.00	70.00	78.51	82.25	2.27	3.00	0.77	0.80
2022	67.00	71.40	78.73	84.79	2.81	3.21	0.80	0.80
2023	68.34	72.83	80.30	87.39	2.89	3.30	0.80	0.80
2024	69.71	74.28	81.91	89.14	2.98	3.39	0.80	0.80
2025	71.10	75.77	83.54	90.92	3.06	3.49	0.80	0.80
2026	72.52	77.29	85.21	92.74	3.15	3.58	0.80	0.80
2027	73.97	78.83	86.92	94.60	3.24	3.68	0.80	0.80
2028	75.45	80.41	88.66	96.49	3.33	3.78	0.80	0.80
2029	76.96	82.02	90.43	98.42	3.42	3.88	0.80	0.80
2030	78.50		92.24		3.51		0.80

(1)	Prices Escalate at two percent after 2030, with the exception of foreign exchange which stays flat.

Updated Corporate Presentation

For further information on these and other matters, Obsidian Energy has posted an updated Corporate Presentation which can be found on its website, www.obsidianenergy.com.

All figures contained in this release are in Canadian dollars unless otherwise noted.

The financial and operating information in this press release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the “Oil and Gas Advisory” section contained in this release. Additional reserve information as required under NI 51-101 will be included in our Annual Information Form which will be filed on SEDAR, EDGAR, and posted to our website in March.

Oil and Gas Advisory

This press release contains a number of oil and gas metrics, including “F&D costs”, and “RLI” which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. F&D costs are the sum of exploration and development costs incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period. F&D costs exclude the impact of acquisitions and divestitures. RLI is calculated as total Company gross reserves divided by Sproule’s forecasted 2019 production for the associated reserve category. Under NI 51-101, proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Abbreviations Contained in the Press Release

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel or barrels	mcf	thousand cubic feet
mmbbl	million barrels	mmcf	million cubic feet
mmboe	million barrels of oil equivalent	bcf	billion cubic feet
		mcf/d	thousand cubic feet per day
		mmcf/d	million cubic feet per day
		mmbtu	million British thermal units
		mcf	thousand cubic feet
		mmcf	million cubic feet

Other

AECO	the Alberta benchmark price for natural gas.
BOE or boe	barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one barrel of oil.
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade.

API	American Petroleum Institute.
°API	the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MM$	million dollars.
$US	United States dollars
$C	Canadian dollars

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we are excited about the future development opportunities, particularly in our Cardium assets, which will allow us to create long term value for our shareholders; that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR, EDGAR and our website in March; and our expected RLIs.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; the impact of the Alberta government mandated production curtailment; our ability to execute our long-term plan and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE” and “OBE.BC” respectively. All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com